

August 21, 2014

Via E-mail
Julie M.B. Bradley
Chief Financial Officer
TripAdvisor, Inc.
141 Needham Street
Newton, MA   02464

> **Re: TripAdvisor, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed February 11, 2014**
> **File No. 001-35362**

Dear Ms. Bradley:

We have reviewed your letter dated July 24, 2014 and have the following comment.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 21

1.   Please refer to prior comment 3 in our letter dated June 25, 2014. In your response, you indicate that employees other than Mr. Kauger, Ms. Bradley, and Mr. Kalvert "do not have the authority to formulate policy or make major decisions on behalf of the company." You appear to conclude on that basis that none of these individuals is an executive officer within the definition provided by Exchange Act Rule 3b-7. Please note that Rule 3b-7 does not require that a vice president of a business unit, division, or function also have policy making functions. A vice president in charge of a principal unit would be considered an executive officer under the rule, irrespective of whether he or she performs a policy making function. In your response, please provide us with your analysis as to whether any of the other individuals listed on your investor relations website under "Corporate Governance—Management" or other individuals who were serving in such roles as of December 31, 2013 was an executive officer within the meaning of Rule 3b-7.

You may contact Luna Bloom, Staff Attorney, at (202) 551-3194 if you have any questions. If you require further assistance, please contact the undersigned at (202) 551-3735.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director